UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC File Number 001-35944
CUSIP Number 73933G202
NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Power Solutions International, Inc.
Full Name of Registrant
 Not Applicable
Former Name if Applicable
 201 Mittel Drive
Address of Principal Executive Office (Street and Number)
 Wood Dale, Illinois 60191
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, Power Solutions International, Inc. (the “Company”) has determined to restate its consolidated financial statements for certain historical periods in light of the identification of errors in revenue recognition and certain other areas. The Company is working diligently to quantify the expected adjustments necessary to complete the restatements and file its delinquent reports for the 2016 and 2017 periods prior to the end of 2018; however, there can be no assurance that this timeline will be met. As a result of the pending restatements, the Company is unable to complete its financial statements and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 by the prescribed due date for such filing. The Company does not expect to file the Form 10-Q on or before the expiration of the 5 calendar day extension period provided in Rule 12b-25(b). The Company plans to file the Form 10-Q as soon as practicable following the completion of the restatements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Charles F. Avery, Jr.	(630)	350-9400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

The Company has not yet filed its Form 10-Q quarterly reports for the quarters ended June 30, 2016, September 30, 2016, March 31, 2017, June 30, 2017, September 30, 2017, March 31, 2018 and June 30, 2018, and its Form 10-K annual reports for the years ended December 31, 2016 and 2017.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s product shipments for the three and nine months ended September 30, 2018 were approximately $137 million and $358 million, respectively. The Company’s results of operations for the three and nine months ended September 30, 2018 reflect increased product shipments across all of its end markets, with a majority of the improvement coming from on-road and power generation, as compared to the same periods in 2017. Results of operations include significant legal and other third party professional fees related to, among other items, the following: ongoing efforts to restate previously disclosed prior period financial statements; audit activities related to the prior period financial statement restatements; and responding to the ongoing independent internal review and external regulatory investigation. The Company expects to continue to incur significant expenses for the aforementioned matters and for product development activities in support of the Company’s long-term growth objectives.
Product shipments represent orders that have been shipped to the customer. The product shipments data has not been derived from financial statements prepared in accordance with generally accepted accounting principles and has not been audited or reviewed by the Company’s independent registered public accounting firm. Such product shipments data should not be relied upon as necessarily indicative of the Company’s actual revenues to be recorded for the relevant periods.
The Company’s total debt obligations were approximately $107 million at September 30, 2018, a decrease of approximately $2 million as compared with total debt at June 30, 2018.
Until the Company has restated its previously filed financial statements and finalized its financial statements for all periods subsequent to the restated financial statements, including the quarter ended September 30, 2018, it is unable to provide comparative period financial results and report its final results. Upon such finalization, the Company will be in a position to provide a reasonable estimate of its financial results for the period.
For the full 2018 fiscal year, the Company believes that demand will remain robust across its major end markets. Given this favorable outlook, the Company continues to expect full year 2018 product shipments to be above the levels achieved in 2017.
Caution Regarding Forward-Looking Statements
This Form 12b-25 contains forward-looking statements regarding the current expectations of the Company about its prospects and opportunities. These forward-looking statements are covered by the “Safe Harbor for Forward-Looking Statements” provided by the Private Securities Litigation Reform Act of 1995. The Company has tried to identify these forward-looking statements by using words such as “anticipate,” “believe,” “budgeted,” “contemplate,” “estimate,” “expect,” “forecast,” “guidance,” “may,” “outlook,” “plan,” “projection,” “should,” “target,” “will,” “would,” or similar expressions, but these words are not the exclusive means for identifying such statements.
The Company cautions that a number of risks, uncertainties and other factors could cause its actual results to differ materially from those expressed in, or implied by, the forward-looking statements, including, without limitation: the final results of the Audit Committee’s independent review as it impacts the Company's accounting, accounting policies and internal control over financial reporting; management’s ability to successfully implement the Audit Committee’s remedial recommendations; the reasons giving rise to the prior resignation of RSM US LLP as the Company's independent registered public accounting firm and the impact of the resignation on the Company's relationship with its lender and trade creditors and potential for defaults and exercise of creditor remedies; the time and effort required to complete the restatement of the affected financial statements, complete its delinquent financial statements and prepare the related Form 10-K and Form 10-Q filings, particularly within the current anticipated timeline; the timing of completion of necessary interim reviews and audits by the new independent registered public accounting firm; the timing of completion of steps to address, and the inability to address and remedy, material weaknesses; the identification of additional material weaknesses or significant deficiencies; variances in non-recurring expenses; risks relating to the substantial costs and diversion of personnel’s attention and resources deployed to address the financial reporting and internal control matters and related class action litigation; the ability of the Company to accurately budget for and forecast product shipments, and the extent to which product shipments result in recorded revenues; the impact of the previously disclosed investigation initiated by the SEC and any related or additional governmental investigative or enforcement proceedings; the impact of resignations of the directors from the board of directors and certain executive officers and any delays and challenges encountered in recruiting replacements for open positions and the replacements’ transitions into their positions; and any negative impacts from delisting of the Company's Common Stock from the NASDAQ Stock Market and any delays and challenges in obtaining a re-listing on a stock exchange. Actual events or results may differ materially from its expectations.
The Company's forward-looking statements are presented as of the date hereof. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Power Solutions International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2018	By	/s/ Charles F. Avery, Jr.
		Name	Charles F. Avery, Jr.
		Title	Chief Financial Officer